

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
Mr. Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.
950 John Daly Blvd. Suite 260
Daly City, CA 94015

> **RE:** **Hybrid Coating Technologies Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-K/A for the Year Ended December 31, 2012**
> **Filed December 9, 2013**
> **File No. 0-53459**

Dear Mr. Kristul:

We have reviewed your response letter dated December 9, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2012

Exhibit 31 - Certifications

1.   We have reviewed your response to prior comment two from our letter dated October 29, 2013. We note that you continue to omit "…of internal control over financial reporting…" from paragraph 5 of your Section 302 certifications presented in Exhibit 31 of your Forms 10-K/A and 10-Q/A. In future filings, please ensure you revise your certifications to conform to the exact wording presented in Item 601(b)(31) of Regulation S-K.

Exhibit 32 - Certifications

2.   We note the Section 906 certification included in your Form 10-K/A#2 discloses that your annual report on Form 10-K for the year ended December 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. In an amended Form 10-K/A, please revise this certification to refer to your annual report on Form 10-K/A for the year ended December 31, 2012.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding these comments.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief